September 25, 2024

Bea Ordonez
Chief Financial Officer
Payoneer Global Inc.
150 W 30th St
New York , New York , 10001

       Re: Payoneer Global Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           Form 10-Q for the Fiscal Period Ended June 30, 2024
           File No. 001-40547
Dear Bea Ordonez:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-Q for the Fiscal Period Ended June 30, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Cash Flows
Operating Activities, page 31

1. It appears your disclosure describes how the reported amount of operating cash flows was derived for each period. Please provide a comparative analysis of the material factors causing a material change in the reported amount of operating cash flows between periods, including material amounts that may offset one another. Refer to the guidance cited above, including the introductory paragraph to Item 303(c) and
(c)(1) of Regulation
       S-K and all applicable instructions to paragraphs (b) and (c).
 September 25, 2024
Page 2
Form 10-K for Fiscal Year Ended December 31, 2023
Management's Discussion and Analysis of Financial Position and Results of Operations
Liquidity and Capital Resources
Cash Flows
Operating Activities, page 47

2. Please provide a more fulsome analysis by quantifying the factors cited for the change in reported operating cash flows between periods and discuss underlying factors associated with each cited factor. Refer to Item 303(a) and (b) of Regulation S-K and all applicable instructions to paragraph (b), the introductory paragraph of section IV.B and all of section
       B.1 of Release No. 33- 8350 and section III.D of Release No. 33-6835. In so doing, clarify how the noncash items cited regarding results and income related to deferred taxes affect operating cash. Also, ensure all material items contributing to the change are cited.
       For example, in the "Supplemental disclosure of cash flow information" of the Statement of Cash Flows you report you paid over $31 million more in net taxes in 2023 compared to 2022 but this was not a factor cited in your analysis.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services